

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2010

Mr. Andy Yang
Chief Financial Officer
AU Optronics Corp.
1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
Republic of China

> **Re:** **AU Optronics Corp.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed May 11, 2010**
> **File No. 001-31335**

Dear Mr. Yang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2009

Item 4.B. Business Overview, page 28

1.   In future filings, please provide a description of the seasonality of your business.
        We note, for example, statements regarding the impact of seasonality on IT panel
        sales during management's fourth quarter 2009 conference call are not discussed
        here. See Item 4.B.3 of Form 20-F.

Principal Products, page 29

2.   We reference the disclosure of product shipments and sales by category and that
        beginning in April 2009 you reclassified certain products. Please tell us why you
        do not retroactively present the reclassification for comparative purposes.

Item 5. Operating and Financial Review and Prospects, page 46

5.B. Liquidity and Capital Resources, page 58

3.   We note from your financial statements that you have investments in government
        bonds with repurchase agreements. Please revise future filings to disclose the
        nature and term of these agreements within liquidity and capital resources.

4.   We see that inventories increased from NT$23,610,687 thousand at December 31,
        2008 to NT$39,229,916 thousand at December 31, 2009. We also see that
        accounts and notes receivable increased from $22,225,325 thousand at December
        31, 2008 to NT$57,025,944 at December 31, 2009. In those same periods,
        revenue appears to have decreased. Please explain to us the reasons for the
        significant increase in inventories and accounts receivable over those periods.
        Future filings should include disclosure of changes in items that may reasonably
        affect liquidity.

Certification, page 106

5.   In future filings, please file the certifications required by Rule 13a-14(a) or Rule
        15d-14(a) as exhibits.

6.   We note the identification of the certifying individual at the beginning of the
        certification required by Exchange Act Rule 13a-14(a) also includes the title of
        the certifying individual. The identification of the certifying individual at the
        beginning of the certification should be revised so as not to include the
        individual's title. In addition, we see that you refer to AU Optronics Corp. as
        "registrant" in the first sentence but as "company" in the rest of the certification.

Please note that the certifications should be in the exact form prescribed by Instruction 12 as to the exhibits required by Form 20-F. Please revise in future filings.

Consolidated Balance Sheets and Statement of Operations, page F-2 and F-4

7.   We see the amounts disclosed for certain line items in the balance sheet and the amount included in the related footnote do not agree. Please reconcile the following line items to their footnotes and tell us the reason for the difference.

- Receivables from and payables to related parties - Note 23;
- Financial liabilities measured at fair value – current and hedging derivative financial liabilities – noncurrent - Note 6; and
- Deferred pension cost and minimum pension liability – Note 17.
- Gains on valuation of financial instruments - Note 6.

In future filings please ensure that all financial statement line items reconcile to the related footnote or reconcile the difference.

Notes to Consolidated Financial Statements, page F-11

Note 2. Summary of Significant Accounting Policies, page F-15

(f) Asset Impairment, page F-16

8.   Please revise future filings to disclose how you estimate the "recoverable amount" of long-lived assets, intangible assets and goodwill when you perform impairment tests.

(g) Cash equivalents and restricted cash in bank, page F-17/F-27

9.   We see here and on page F-27 you indicate that your cash and cash equivalents include highly liquid investments including government bonds with repurchase agreements. Please address the following:

- Describe to us in detail your repurchase agreement transactions, including the business purpose of the transactions and your accounting for those transactions under US and ROC GAAP. As you appear to be referring to securities held for short periods of time that you include in cash equivalents, tell us whether these assets represent securities serving as collateral under short-term purchases of securities under agreements to resell (i.e., reverse repurchase agreements) and of which you had obtained control or taken possession.

- Tell us the impact of such transactions on your financial statements as of the date of each balance sheet presented in your Form 20-F and for the last three fiscal years then ended. Specifically quantify for us the gross amount of repurchase agreements and reverse repurchase agreements recorded at each balance sheet date and the gross dollar volume of these transactions you undertook in each of the last three fiscal years.

- For any reverse repurchase agreements, describe to us the nature of the assets that you receive as collateral for your advances and explain to us how you evaluate the value and liquidity of the underlying collateral and how you account for the collateral during the arrangement.

- For repurchase agreements, describe to us the securities you put up as collateral for your borrowings and how you account for the collateral during the arrangement.

- Tell us whether you account for any of these arrangements as sales for accounting purposes and if so, cite both the ROC GAAP and US GAAP accounting guidance that supports that treatment.

- Tell us how you assessed whether the disclosures required by Rule 4-08(m)(1) and 4-08(m)(2) of Regulation S-X were required in your filings.

Note 5. Financial Assets Carried at Cost – Noncurrent, page F-28

10.   Please revise future filings to disclose how you determined the fair value of non-publicly listed stocks. We see that you recorded impairment charges for these investments during 2008 and 2009. In this regard, please tell us if these amounts are included in Footnote 28(t)(10) for US GAAP.

Note 7. Notes receivable and accounts receivable, net, page F-32

11.   We refer to the tables you presented summarizing the sale of certain of your accounts receivable. Please tell us what the column labeled "Amount excluded" represents.   Future filings should also clarify the nature of this column.

Note 28. Summary of Significant Differences, page F-86

(a) (3) Acquisition of M. Setek, page F-88

12.   We see that in 2009 you increased your ownership of M. Setek to 58.1% with a further increase to 90% in 2010. Please tell us whether the acquisition of M. Setek met the requirement in 2009 or will meet the requirement in 2010 to

provide separate audited financial statements as required pursuant to Item 18 of Form 20-F and Rule 3-05 of Regulation S-X.

13. We see the disclosure that due to the different dates that M.Setek was consolidated under US GAAP and ROC GAAP, there was one more month of operating results and cash flow activity for M.Setek in the ROC GAAP financial statements. Please show us where this adjustment is recorded in the reconciliation on page F-102.

(p) Goodwill, page F-100

14. We see that under US GAAP you have only one reporting unit for testing goodwill. Please tell us how you assessed the provisions of FASB ASC 350-20-35-33 through 38 in determining your reporting units.

(t) (7) Product revenue information, page F-126

15. Please tell us how you evaluated whether you operated in more than one reportable operating segment under FASB ASC 280-10-50-10. In this regard, we see that you discuss your business by market channel and product and that you formed a separate solar photovoltaic business during 2009. In this regard, we reference the disclosure that your CODM evaluates results of operations by product and manufacturing operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz at 202-551-3628 or Kristin Lochhead, Accounting Reviewer, at 202-551-3664 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam at 202-551-3316 or Geoffrey Kruczek at 202-551-641 with any other questions. You may also contact me at (202) 551-3676.

Sincerely,

for

Brian Cascio
Accounting Branch Chief